SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549

                             SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No.    )*

                       KLLM Transport Services, Inc.
                           (Name of Issuer)

                             Common Stock
                      (Title of Class of Securities)

                             482498-10-2
                          (CUSIP Number)

 Wes Daughdrill, P.O. Box 23059, Jackson, MS 39225-3059, (601) 948-6100
 (Name, Address and Telephone Number of Person Authorized to Receive
  Notices and Communications)

                            February 20, 1996
 (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    482498-10-2

      1)   Names of Reporting Persons S.S. or I.R.S. Identification
           Nos. of Above Persons
           Margaret B. Liles, Executrix of the Estate of William J. Liles, Jr.

      2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
           (a)
           (b)

      3)   SEC Use Only

      4)   Source of funds (See Instructions)
           00; Shares passed into the estate upon death of William J. Liles, Jr.

      5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)

      6)   Citizenship or Place of Organization
           Mississippi, U.S.A.


Number of        (7)     Sole Voting Power       690,246
Shares Bene-     (8)     Shared Voting Power      -0-
ficially Owned   (9)     Sole Dispositive Power  690,246
by Each          (10)    Shared Dispositive Power  -0-
Reporting
Person With

      (11) Aggregate Amount Beneficially Owned by Each Reporting
           Person
                                690,246
      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

      (13) Percent of Class Represented by Amount in Row (11)
                                15.9%

      (14) Type of Reporting Person (See Instructions)
      00; acting in her role as executrix of her late husband's estate

Item 1. Security and Issuer: Common Stock; KLLM Transport Services, Inc., P.O. Box 6098, Jackson, MS 39288

Item 2.    (a)   Name of Person Filing:  Margaret B. Liles, Executrix of
                 the Estate of William J. Liles, Jr.
           (b)   Residence Address:  112 Meadowbrook North, Jackson, MS
                 39211
           (c)   Present Principal Occupation or Employment: Retired
           (d)   Criminal Proceedings:  N/A
           (e)   Civil Proceedings:  N/A
           (f)   Citizenship:  Mississippi, U.S.A.

Item 3. Source and Amount of Funds or Other Consideration: Upon the death of William J. Liles, Jr., the shares for which this
           Schedule 13D is filed passed into his estate. His widow, Margaret B. Liles, currently serves as Executrix of the Estate. No consideration was paid for such transfer of shares.

Item 4.    Purpose of Transaction:  N/A

Item 5.    Interest in Securities of the Issuer:
           (a) Aggregate Number and Percentage of Class of Securities Beneficially Owned: See Page 2, No. 11 and 13
           (b)   Number of Shares as to Which Such Person Has:
                 (i)  Sole Power to Vote or Direct the Vote: See Page 2,
                      No. 7
                 (ii) Shared Power to Vote or to Direct the Vote:  None
                 (iii)Sole Power to Dispose or to Direct the Disposition
                      of: See Page 2, No. 9
                 (iv) Shared Power to Dispose or to Direct the
                      Disposition of:  None
           (c)   Transactions in the Class of Securities Reported On: N/A
           (d) Other Persons Known to Have the Right to Receive or the Power to Direct Receipt of Dividends from, or the Proceeds from the Sale of, Such Securities: N/A
           (e) The Date on Which the Reporting Person Ceased to be the Beneficial Owner of More Than 5% of the Class of
                 Securities:  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: N/A

Item 7.    Material to be Filed as Exhibits:  N/A

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 29, 1996      s/Margaret B. Liles
                             Executrix of the Estate of William J. Liles, Jr.